UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

3D Systems Corporation

Full Name of Registrant

N/A

Former Name if Applicable

333 Three D Systems Circle

Address of Principal Executive Office (Street and Number)

Rock Hill, South Carolina 29730

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

3D Systems Corporation (the “Company”) is unable to complete its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024 (the “Form 10-Q”), within the prescribed period without unreasonable effort or expense to the Company. The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 (the “First Quarter Form 10-Q”), have not yet been filed. Additional time, resources and effort are required to complete work related to the financial reporting and close procedures with respect to the Form 10-K, the First Quarter Form 10-Q and the Form 10-Q. The Company intends to file the Form 10-Q as soon as practicable after the Form 10-K and the First Quarter Form 10-Q are filed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jeffrey D. Creech	(803) 326-3900
(Name)	(Area Code) (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☒

The Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2024 have not yet been filed.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results for the fiscal quarter and six months ended June 30, 2024, will reflect significant changes from the prior year periods. The Company expects to report the following for the fiscal quarter and six months ended June 30, 2024:

•  Revenue for the fiscal quarter ended June 30, 2024 was $113.3 million, compared to revenue of $102.9 million for the fiscal quarter ended March 31, 2024, and compared to revenue of $128.2 million for the fiscal quarter ended June 30, 2023. The increase in revenue compared to the prior fiscal quarter primarily represents an improvement in printer sales and growth in service revenues. The decline of revenue compared to the same period last year primarily reflects lower printer sales due to macroeconomic factors that negatively impacted hardware systems demand and decreases in materials sales, partially offset by growth in services.

•  Operating loss for the fiscal quarter ended June 30, 2024 was $27.9 million, compared to operating loss of $39.9 million for the fiscal quarter ended March 31, 2024, and compared to operating loss of $31.7 million for the fiscal quarter ended June 30, 2023. The decrease in operating loss compared to the prior fiscal quarter primarily represents lower operating expenses combined with an improvement in revenues and associated gross profits. The decrease in operating loss compared to the same period last year reflects lower revenues and associated gross profits, which were more than offset by lower operating expenses. Operating expenses were lower as a result of less stock compensation expense and lower expenses in general as a result of prior restructuring actions. Lower overall operating expenses were partially offset by higher external audit fees and outside services.

•  Net loss for the fiscal quarter ended June 30, 2024 was $29.1 million, compared to net loss of $16.3 million for the fiscal quarter ended March 31, 2024, and compared to net loss of $28.9 million for the fiscal quarter ended June 30, 2023. The increase in net loss compared to the prior fiscal quarter was primarily driven by the absence of the $21.5 million gain recognized on the extinguishment of debt at a discount during the first quarter of fiscal 2024. The slight increase in net loss compared to the same period last year was driven by a reduction in interest income.

•  Revenue for the six months ended June 30, 2024 was $216.2 million, compared to revenue of $249.4 million for the six months ended June 30, 2023. The decline of revenue compared to the same period last year primarily reflects lower printer sales due to macroeconomic factors that negatively impacted hardware systems demand, partially offset by growth in services.

•  Operating loss for the six months ended June 30, 2024 was $67.8 million, compared to operating loss of $65.1 million for the six months ended June 30, 2023. The relatively small increase in operating loss compared to the same period last year was driven primarily by lower revenues and associated gross profits, offset by lower operating expenses.

•  Net loss for the six months ended June 30, 2024 was $45.4 million, compared to net loss of $58.3 million for the six months ended June 30, 2023. The improvement in net loss compared to the same period last year was primarily driven by a $21.5 million gain recognized on the extinguishment of debt at a discount during the first quarter of fiscal 2024, offset by declines in interest income and a higher provision for income taxes.

The Company is still reviewing and finalizing its financial results for the fiscal quarter ended March 31, 2024, the fiscal quarter ended June 30, 2024, and the six months ended June 30, 2024; therefore, these are preliminary results based on the Company’s current expectations. These preliminary financial results are subject to change. Actual results may differ materially. While still preliminary and subject to further change, the financial results for the fiscal quarter ended March 31, 2024, provided above reflect updates to the preliminary financial result for the fiscal quarter ended March 31, 2024, originally provided in the Company’s Form 12b-25 filed with the Securities and Exchange Commission on May 13, 2024.

Cautionary Notice Regarding Forward-Looking Statements

This Form 12b-25 includes information that constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current beliefs, assumptions and expectations regarding future events, which in turn are based on information currently available to the Company. Such forward-looking statements include statements regarding the anticipated timing of announcement of the Company’s financial results for the fiscal quarter ended June 30, 2024, and the Company’s expectations with respect to its results of operations for the fiscal quarter ended March 31, 2024, the fiscal quarter ended June 30, 2024, and the six months ended June 30, 2024. By their nature, forward-looking statements address matters that are subject to risks and uncertainties. A variety of factors could cause actual events and results to differ materially from those expressed in or contemplated by the forward-looking statements. These factors include, without limitation, the risk that additional or different information may become known prior to the expected filing of the Form 10-K, the First Quarter Form 10-Q, and the Form 10-Q. Other risks affecting the Company are discussed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

3D Systems Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 9, 2024	By:	/s/ Jeffrey D. Creech
Name: Jeffrey D. Creech
Title: Executive Vice President and Chief Financial Officer